Exhibit 99.1
NEW RELEASE
FOR IMMEDIATE RELEASE
June 15, 2006

Extendicare Inc. Declares Preferred Share Dividend Payment - TSX: EXE.PR.E

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.A and EXE; NYSE: EXE.A) announced today that a monthly dividend of $0.100 per share on the Company’s Class II Preferred Shares, Series 1 (EXE.PR.E) has been declared payable on July 17, 2006 to shareholders of record on June 30, 2006. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on May 31, 2006.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s website @ www.extendicare.com